

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

Via E-mail
Stanley A. Hirschman
President
Optex Systems Holdings, Inc.
1420 Presidential Drive
Richardson, TX 75081-2439

> **Re:** **Optex Systems Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 1, 2011**
> **File No. 333-173502**

Dear Mr. Hirschman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 5

1. We refer to the table on page 6 where you indicate that the number of shares issuable upon conversion of the Series A preferred stock at the time your registration statement is declared effective will be 616,200,000. From the Waiver filed as an exhibit to your registration statement and your other disclosure, it appears that the stated value of the preferred stock will increase to $7,045,569 at the time your registration statement is declared effective. Given that the conversion price per share will also decrease to $.01 at such time, it appears that the number of shares issuable upon conversion of the Series A preferred stock at the time your registration statement is declared effective will be 704,556,918. Please update your disclosure in this table as appropriate or tell us how your numbers have been calculated. Please also update your related risk factor on page 13 as appropriate.

<u>We currently have an open indefinite delivery indefinite quantity fixed price contract…, page 9</u>

2.   We note that the contract referred to in this risk factor expired on June 30, 2011. Please update your risk factor and related disclosure to indicate the current status of this contract. Please also update your disclosure with regard to the equitable adjustment request.

<u>Conversion of our Series A Preferred Stock could cause substantial dilution…, page 12</u>

3.   We note from your response to prior comment 1 that you have agreed to increase the stated valued of the preferred stock at the time your registration statement is declared effective. Please update the discussion of the total stated value of your Series A preferred stock in this risk factor to disclose the total stated value of your preferred stock upon the declaration of the effectiveness of your registration statement and the number of shares of common stock that will be issuable upon conversion of the Series A preferred shares.

<u>Six Months Ended April 3, 2011 Compared to the Six Months Ended March 28, 2010, page 37</u>

4.   Please update the disclosure in the third paragraph of this section that you expect to resume production on the line "in the next 30-45 days" and that you are "currently negotiating new contract delivery schedules" which you expect will shift backlog into the first two quarters of fiscal 2012.

<u>Liquidity and Capital Resources, page 39</u>

5.   Please update the disclosure in the second to last paragraph on page 40 that you expect completion and approval of the progress bill "within the next 60 days" and that you expect shipments "to begin in June or July of 2011."

<u>Exhibit 10.32</u>

6.   We note your revisions in response to prior comment 8; however, it is unclear why the representations you are requiring investors to make are appropriate. For example, you should not require any representation that implies that, by making the representation, your responsibilities or investors' rights under the Securities Act may be waived; see Section 14 of the Securities Act. Please provide us a separate analysis of each representation that you intend to require from investors, explaining to us why you believe the agreement or representation is appropriate and citing all authority on which you rely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via E-mail): Jolie G. Kahn, Esq.